

Mail Stop 3561

December 1, 2017

Jing Wenjia
Chief Executive Officer
Sinorama Corporation
La Plaza Swatow, Office 518
P.O. Box 008, 998 Blvd. Saint-Laurent
Montreal, QC H2Z 9Y9

Re: Sinorama Corporation
Registration Statement on Form S-1
Filed November 29, 2017
File No. 333-221793

Dear Ms. Wenjia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Robert Brantl, Esq.